FILE NO. 70-9697

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

               POST-EFFECTIVE AMENDMENT NO. 5
                       (FORM POS AMC)
                             TO
                          FORM U-1
              APPLICATION/DECLARATION UNDER THE
         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

    WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                  AND RELATED TRANSACTIONS

The Connecticut Light and Power  Western Massachusetts Electric
Company                          Company
107 Selden Street                174 Brush Hill Avenue
Berlin, CT 06037                 West Springfield, MA 01090

             Public Service Company of New Hampshire
                         1000 Elm Street
                      Manchester, NH 03101
   (Names of companies filing this statement and addresses of principal executive offices)

                     NORTHEAST UTILITIES
          (Name of top registered holding company)

                      Gregory B. Butler
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                      107 Selden Street
                      Berlin, CT 06037
           (Name and address of agent for service)

  The Commission is requested to mail signed copies of all
                       orders, notices
                   and communications to:

Jeffrey C. Miller, Esq.          Randy A. Shoop
Assistant General Counsel        Assistant Treasurer - Finance
Northeast Utilities Service      Northeast Utilities Service
Company                          Company
P.O. Box 270                     P.O. Box 270
Hartford, CT 06141-0270          Hartford, CT 06141-0270

                   Richard J. Wasserman, Esq.
                     Day, Berry & Howard LLP
                           CityPlace I
                     Hartford, CT 06103-3499




     The application/declaration in this File No. 70-9697 as

heretofore amended is hereby further amended by filing the

following exhibits:



     S-D 3.2.4    Financing Order of the New Hampshire Public
                  Utilities Commission with respect to the PSNH
                  Series 2 RRBs

     S-D 3.3.1.1  Application of PSNH to the Maine Public Utilities
                  Commission with respect to the PSNH Series 2 RRBs

     S-D 3.3.2.1  Approval of the Maine Public Utilities Commission
                  with respect to the PSNH Series 2 RRBs



                   [SIGNATURE PAGE FOLLOWS]

                         SIGNATURES

     Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, as amended, the undersigned

company has duly caused this statement to be signed on its

behalf by the undersigned thereunto duly authorized.



THE CONNECTICUT LIGHT AND POWER COMPANY


                          By:  /s/ Randy A. Shoop
                               Randy A. Shoop
                               Treasurer


WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE


                          By:  /s/Randy A. Shoop
                               Randy A. Shoop
                               Assistant Treasurer - Finance

Date:  January __, 2002